Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 12, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 12, 2003, entitled "Statoil revokes Iran consultancy deal".

Statoil revokes Iran consultancy deal

Statoil's (OSE: STL, NYSE: STO) chief executive Olav Fjell has decided to cancel with immediate effect the consultancy contract relating to advice on business development in Iran. Agreement has been reached with Horton Investment that Statoil will pay no more than the USD 5.2 million which has already been paid out.

"This decision has been taken in order to remove any doubt whatsoever about Statoil's compliance with its ethical guidelines," says Mr Fjell. "The contract and its media coverage has created an impression that Statoil operates in an ethical borderland. Statoil cannot live with misgivings about the group's ethical standards."

Richard J Hubbard, who has been in charge of Statoil's international E&P operations, has resigned from his position. Mr Fjell has accepted Mr Hubbard's decision and has appointed Ottar Rekdal as acting executive vice president for the group's International Exploration & Production business area.

The decision to cancel the consultancy deal has been taken on the basis of an internal audit in Statoil and a subsequent handling by the group's top management. Statoil has specific guidelines and procedures laid down to ensure a best possible decision-making basis for consultancy agreements. These procedures include reputation analyses before agreements are entered into with agents or consultants. The internal assessments which were carried out prior to this contract being signed were not exhaustive enough.

This specific agreement was concluded on 12 June 2002 to strengthen Statoil's insight into financial, industrial, legal and social issues associated with business development in Iran. The agreement had a time span of 11 years and the financial framework was USD 15.2 million, with initial payments of USD 5.2 million. The parties agreed that the agreement was not to be made public.

The chief executive regrets that Statoil's initial information to the media did not provide a complete picture of this case.

Statoil has submitted material from its internal review to the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim). On Wednesday 10 September, Økokrim launched an investigation to find out if any criminal offence has occurred in this case. Statoil will assist the investigation in all possible ways.

The group has international E&P operations in 11 countries and in all of these countries Statoil has signed consultancy deals to secure deep insight into all issues which are important to the group's activities. The chief executive has initiated a full review of all the consultancy agreements in these countries to ensure that they comply with Statoil's ethical guidelines.

Contact person:

Public affairs - Wenche Skorge, tel +47 51 99 79 17(office) +47 918 70 741 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 12, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer